CESP Companhia Energética de São Paulo

Data Ref. CESP

São Paulo, September 5, 2002 CT/FFM/1746/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02055394

SUPPL

02 OCT 25 AM 9:52

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith the Abstract of the Minutes of the (RCA) 471st Meeting of the Board of Directors of CESP - Companhia Energética de São Paulo held on August 127, 2002, to be published in the newspapers "Diário Oficial do Estado" and "Gazeta Mercantil" on September 7 and 9, 2002, respectively.

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Very truly yours,

Valmir Alves Gomes
Relations with the Market Division Manager

dlw 10/29

Enclosure: 1

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611

Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
CNPJ Nº 60.933.603/0001-78
NIRE Nº 35300011996

EXTRATO DA ATA DA QUADRINGENTÉSIMA SETUAGÉSIMA PRIMEIRA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

Aos 12 (doze) dias do mês de agosto de 2002, às 09:00 horas, por convocação do Sr. Presidente do Conselho de Administração, em caráter ordinário, na forma do disposto no Artigo 18 do Estatuto Social, na sala de reuniões situada na Rua Bela Cintra, 847 - 10º andar, São Paulo, reuniram-se os membros do Conselho de Administração da CESP - Companhia Energética de São Paulo, senhores abaixo nomeados e assinados. Cumpridas as formalidades legais ....., o Sr. Presidente do Conselho de Administração, Mauro Guilherme Jardim Arce, deu início aos trabalhos, justificando a ausência dos Conselheiros Gustavo Adolfo Funcia Murgel e Nereu Ramos Neto ...... A seguir, o Sr. Presidente do Conselho de Administração passou ao **item II** da pauta, **"Contratação de Serviços de Auditoria Independente"**, solicitando a presença do Presidente da Empresa, Guilherme Augusto Cirne de Toledo, do Diretor Financeiro e de Relações com Investidores, Vicente Kazuhiro Okazaki, do Gerente do Departamento de Contabilidade, Ivo Antonio Fuchs, e da Gerente do Departamento Jurídico, Tânia Mara Moraes Leme de Moura. Com a palavra, o Dr. Vicente Kazuhiro Okazaki apresentou a matéria, com base na Resolução de Diretoria nº 1219/01/1140ª e respectivo Relatório à Diretoria nº F/022/2002, de 25/07/2002, e na Proposta ao Conselho de Administração, cujo teor é o seguinte: *"PROPOSTA AO CONSELHO DE ADMINISTRAÇÃO. A Diretoria da CESP – Companhia Energética de São Paulo, tendo em vista que a Arthur Andersen S/C, declara expressamente a impossibilidade da execução dos serviços de auditoria independente objeto do Contrato nº ASC/FC/626/01/2000, submete à apreciação e deliberação do Conselho de Administração, a seguinte proposta: – Autorizar a rescisão amigável do contrato nº ASC/FC/626/01/2000, firmado com a Arthur Andersen S/C, com base no inciso VI do artigo 78 da Lei 8.666/93; – Aprovar a contratação da Deloitte Touche Tohmatsu Auditores Independentes, em caráter emergencial, com base no inciso IV do artigo 24 da Lei 8.666/93 e inciso IV do artigo 22 do Regulamento de Licitações da CESP, para execução dos serviços de auditoria independente das*

Informações Trimestrais de 30 de junho e 30 de setembro de 2002, e Demonstrações Contábeis de 2002; - Autorizar a realização de processo licitatório para contratação de serviços de auditoria independente, abrangendo as Demonstrações Contábeis anuais de 2003 e 2004, incluindo as Informações Trimestrais. Para auxiliar na análise desta proposta, são encaminhadas cópias do Relatório à Diretoria Nº F/022/2002 (com anexos) e da Resolução de Diretoria correspondente, Justificativas Técnicas e Parecer do Departamento Jurídico. Guilherme Augusto Cirne de Toledo, Presidente." ..... Após prestados os esclarecimentos solicitados, o Sr. Presidente do Conselho de Administração colocou a matéria em votação, resultando **aprovada** por unanimidade a rescisão amigável do contrato nº ASC/FC/626/01/2000, firmado com a Arthur Andersen S/C, com base no inciso VI do artigo 78 da Lei 8.666/93; a contratação da Deloitte Touche Tohmatsu Auditores Independentes, em caráter emergencial, com base no inciso IV do artigo 24 da Lei 8.666/93 e inciso IV do artigo 22 do Regulamento de Licitações da CESP, para execução dos serviços de auditoria independente das Informações Trimestrais de 30 de junho e 30 de setembro de 2002, e Demonstrações Contábeis de 2002; e a realização de processo licitatório para contratação de serviços de auditoria independente, abrangendo as Demonstrações Contábeis anuais de 2003 e 2004, incluindo as Informações Trimestrais.

....

Esta ata, depois de aprovada, segue assinada pelos Conselheiros de Administração presentes. Mauro Guilherme Jardim Arce – Presidente, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e Silva, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Miguel João Jorge Filho, Nelson Vieira Barreira, Norberto de Franco Medeiros e Sílvio Aleixo.

São Paulo, 12 de agosto de 2002.

Mauro Guilherme Jardim Arce
Presidente do
Conselho de Administração

Ligia Ourives da Cruz Ferreira
Secretária Executiva do
Conselho de Administração

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

C.N.P.J. No. 60.933.603/0001-78

NIRE Nº 35300011996

ABSTRACT OF THE MINUTES OF THE 471st MEETING OF THE BOARD OF DIRECTORS

On August 12, 2002, at 9:00 a.m., duly called by the Chairman of the Board of Directors, according to Article 18 of the Corporate Bylaws, in the meeting room at Rua Bela Cintra, 847- 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CESP – Companhia Energética de São Paulo. Following the legal procedures, the Chairman of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the councilmembers Gustavo Adolfo Funcia Murgel and Nereu Ramos Neto..... Following, the Chairman of the Board of Directors passed on to **item II** of the agenda, **"Contracting of Independent Accountants"**, requesting the presence of the Company's CEO, Guilherme Augusto Cirne de Toledo, the CFO and Investor Relations, Vicente Kazuhiro Okazaki, the Accounting Department Manager, Ivo Antonio Fuchs, and the Legal Department Manager, Mrs. Tânia Mara Moraes Leme de Moura. Taking the floor, Vicente Kazuhiro Okazaki submitted the matter basing on the Board of Directors' Resolution Nº 1219/01/1140, and on the respective Report to the Executive Committee Nº F/022/2002 of July 25, 2002, and on the Proposal to the Board of Directors, that reads as follows: ***"PROPOSAL TO THE BOARD OF DIRECTORS***. The Executive Committee of CESP – Companhia Energética de São Paulo taking into consideration the expressed hindrance of Arthur Andersen S/C to make the independent audit services object of the Contract Nº ASC/FC/626/01/2000, submits to the appreciation and approval by the Board of Directors the following proposal: a) to authorize the friendly abrogation of the contract nº ASC/FC/626/01/2000, celebrated with Arthur Andersen S/C, basing on paragraph VI of article 78 of Law 8666/93; b) to approve the urgent contracting of Deloitte Touche Tohmatsu Independent Accountants, basing on paragraph IV of article 24 of Law 8666/93 and on paragraph IV of article 22 of the Bidding Policies of CESP, to audit the Quarterly Financial Statements as of June 30 and September 30, 2002, as well as the Financial Statements of 2002; c) to authorize the bidding process to contract an independent accountants firm to audit the yearly Financial Statements of 2003 and 2004, including the Quarterly Financial Statements. In order to facilitate the analysis of such a proposal, we are including copies of the Report to the Executive Committee Nº F/022/2002 (including attachments) and of the corresponding Executive Committee Resolution, Technical Opinions and Opinion from the Legal Department. Guilherme Augusto Cirne de Toledo, CEO".... After clarifying the doubts, the Chairman of the Board of Directors put the matter to discussion and vote, resulting unanimously **approved** a) the friendly abrogation of the contract nº ASC/FC/626/01/2000, celebrated with Arthur Andersen S/C, basing on paragraph VI of article 78 of Law 8666/93; b) the urgent contracting of Deloitte Touche Tohmatsu Independent Accountants, basing on paragraph IV of article 24 of Law 8666/93 and paragraph IV of article 22 of the Bidding Policies of CESP, to audit the Quarterly Financial Statements as of June 30 and September 30, 2002, as well as the Financial Statements of 2002; c) the bidding process to contract an independent accountants firm to audit the yearly

Financial Statements of 2003 and 2004, including the Quarterly Financial Statements. ....

These minutes after approved were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e Silva, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Miguel João Jorge Filho, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, August 12, 2002.

(s)Mauro Guilherme Jardim Arce Chairman of the Board of Directors	(s)Ligia Ourives da Cruz Ferreira Executive Secretary of the Board of Directors